SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Aviva Sells RAC France

2 December 2009

AVIVA SELLS RAC FRANCE

Aviva plc ("Aviva") today announces that it has agreed to sell RAC France in a management buy out backed by Finadvance SA, a French private equity investor. RAC France coordinates roadside assistance for RAC's UK customers in Europe and is also a supplier of extended car warranties. The gross assets of the business total £38 million.*

Aviva will continue to supply roadside assistance and accident management services to RAC members driving in Europe through a long-term contract with RAC France.

Aviva acquired RAC France - which is based in Lyon - as part of the purchase of RAC plc in 2005. Aviva has fully integrated the core UK business of RAC into its general insurance operations, and it now has over 7 million customers.

The buy-out is led by RAC France managing director Jean-Matthieu Biseau. The deal - which is subject to regulatory approval - is expected to complete by the end of the year.

-ends-

*  As at 30 June 2009

Enquiries:

Media

Vanessa Rhodes, senior group media relations manager    +44 (0)20 7662 2482

Andrew Reid, head of group media relations                         +44 (0)20 7662 3131

James Murgatroyd/Ed Simpkins, Finsbury                            +44 (0)20 7251 3801

Analysts

Charles Barrows, investor relations director                                  +44 (0)20 7662 8115

Susie Yeoh, investor relations manager                                         +44 (0)20 7662 2117

Notes to editors:

  Aviva is the world's fifth largest* insurance group, serving 50 million customers across Europe, North America and Asia Pacific.  Aviva is the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

  In the UK, Aviva is a leading provider of life, pensions, investment, general insurance and health products to more than 20 million customers. Aviva also provides roadside assistance through the RAC. Products are distributed through a number of channels including IFAs, brokers, corporate partners and direct to customers via the internet.

  Aviva's UK general insurance business has a market share of around 13%, making it the largest general insurer in the UK. The business is focused on insurance for individuals and small businesses.

  Aviva's life and pensions business in the UK has a total market share of 12% and a top three position in its key markets of savings, protection, and annuities.

  RAC France employs over 160 people through its call centre and invoice processing facility based in Lyon, France.

  The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

  For broadcast-standard video, please visit http://www.aviva.com/media/video/.

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 December, 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary